UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME: 90.400.888/0001-42

NIRE: 35.300.332.067

Material Fact

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) hereby informs its shareholders and the market in general that on this date the Chairman of the Board of Directors of the Company presented the Board with his resignation letter for the position of member of the Board of Directors Brasil and for the positions he held until now in the Board Advisory Committees. Pursuant to paragraph 3 of article 15 of the Company’s By Laws, Ms. Deborah Stern Vieitas, Vice Chair of the Board of Directors will be the Acting Chairman until the next Annual General Meeting of the Company, scheduled for April 28, 2023, with no change in her current position as member of the Board.

Angel Santodomingo Martell

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 20, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer